EXHIBIT 12.3

Everest Reinsuarnce Holdings, Inc.
Ratio of Earnings (Losses) to Fixed Charges (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Income (loss) before income taxes (benefits)	$(96,036)	$(54,275)	$228,769	$525,243	$(259,505)	$404,277	$449,958

Fixed Charges:
Assumed interest component of rent expense	1,910	1,730	3,531	3,147	2,857	2,672	2,274
Interest expense on debt and long term notes	25,377	29,062	54,553	70,883	78,979	91,059	69,696
Total fixed charges	27,287	30,792	58,084	74,030	81,836	93,731	71,970

Earnings plus fixed charges	$(68,749)	$(23,483)	$286,853	$599,273	$(177,669)	$498,008	$521,928

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2)	(2.52)	(0.76)	4.94	8.10	(2.17)	5.31	7.25
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(1)
For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges.  “Fixed charges” consist of interest expense on senior, subordinated debt, amortization of bonds, the revolving credit agreement and that portion of operating leases that are representative of the interest factor.

(2)	Amount of additional “earnings” that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

	Six Months Ended		Year Ended
	June 30,		December 31,
	2011	2010	2008
(Dollars in millions)
Everest Holdings	$96.0	$54.3	$259.5